EXHIBIT 99.1

September 12, 2011

Loncor Resources - Regional BLEG Geochemical Survey at Ngayu Project in the DR Congo Outlines Several Gold Targets

–	BLEG (Bulk Leach Extractable Gold) results highlight four key areas for follow up
–	New areas will become priority for additional geological and geochemical surveys

Toronto, Canada – September 12,  2011 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN", NYSE-AMEX:”LON”) is pleased to announce encouraging initial results of the regional BLEG (Bulk Leach Extractable Gold) geochemical stream sediment survey over its Ngayu Gold Project, northeastern Democratic Republic of the Congo (the "DRC").

The BLEG survey was undertaken as part of the technical services agreement (see Loncor's press release dated December 10, 2010) entered into between Loncor and Newmont Mining Corporation of Canada Limited, a subsidiary of Newmont Mining Corporation (NYSE:NEM) ("Newmont"). In accordance with this agreement, Loncor is able to utilize advanced exploration techniques developed by Newmont.

The BLEG method has the competitive advantage of being able to rapidly and reliably assess large tracts of ground and is ideal for the Ngayu project with its large 4,550 square kilometres of forested terrain.

The BLEG survey commenced in March this year and comprised the initial collection of 418 stream sediment samples, at an average sample density of one sample per 10 square kilometres. Samples were sent to Newmont's proprietary geochemical laboratory in Perth, Australia for preparation and analysis.

The results from the BLEG survey have highlighted four principal areas for follow up:

1.	ImvaFold Area - 30 km of prospective banded ironstone formation (B.I.F.) associated with a number of alluvial and hardrockgold occurrences.
2.	AdumbiTrend - 30 km of gold and arsenic anomalous trend extending northwest from the Adumbi deposit.
3.	Anguluku Area.
4.	Makapela Extension Area.

A follow up infill sampling program of 192 samples at an average sample density of one sample per 4 square kilometres  is being undertaken over the above areas and will help home-in on targets for follow up groundwork and geophysical surveys.

Commenting on the initial results of the Ngayu BLEG survey, Peter Cowley, President and C.E.O. of the Company, said: "The BLEG survey is an important component in being able to rapidly assess the prospectivity of Ngayu. Through our technical services agreement, Newmont's proprietary geochemical and geophysical techniques will greatly assist in highlighting the most prospective areas for gold on our large land block of over 4,500 square kilometers. We expect this to result in a number of new prospects being delineated to fill our project pipeline over the next six to nine months."

Loncor is a gold exploration company with two projects in the DRC: the Ngayu and North Kivu projects. Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Qualified Person
Peter Cowley, the Company’s President and Chief Executive Officer and a “qualified person” (as such term is defined in National Instrument 43-101), has reviewed and approved the technical information in this press release.  Mr. Cowley has verified the data enclosed in this press release, including sampling, analytical and test data underlying the information.

Loncor is a gold exploration company with two projects in the DRC: the Ngayu and North Kivu projects. Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Forward-Looking Information: This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineral resources, potential mineralization and the Company's exploration plans) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting exploration results and other geological data and the other risks involved in the mineral exploration business. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Tom Sipos, Vice President, Corporate Development, Telephone: (416) 366-2221 or 1 (800) 714-7938.